PRESS RELEASE

BROOKFIELD PROPERTIES COMPLETES 1.2-MILLION-SQUARE-
FOOT LEASE RENEWAL AND EXPANSION WITH KBR
AT CULLEN CENTER IN DOWNTOWN HOUSTON
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Largest U.S. Office Lease Since Fall 2008

NEW YORK, February 16, 2010 – Brookfield Properties Corp. (BPO: NYSE, TSX) announced today that it has completed a lease renewal and expansion with KBR for a total of 1.2 million square feet of office space at KBR Tower and 500 Jefferson St. in downtown Houston.

“Successfully completing an office transaction of this size – involving a significant expansion – speaks to the increase in tenant activity we are beginning to see around our major markets,” said Dennis Friedrich, president & CEO of Brookfield Properties’ U.S. Commercial Operations.

KBR renewed its existing 700,000 square feet of space at KBR Tower as well as nearly 300,000 square feet at 500 Jefferson St. and is expanding its presence in both buildings by a combined 234,000 square feet.

“We are thrilled that KBR has chosen to renew and expand office space at two of our properties in the Cullen Center complex, including the tower that bears the company’s name,” said Paul Layne, regional head for Brookfield Properties’ Houston operations.

“Expanding our downtown Houston presence is not only a good business decision, but also brings the added benefit of contributing to our City’s continued downtown revitalization,” said Klaudia Brace, Senior Vice President, Administration for KBR.

Dan Bellow and Mike Boehler of Jones Lang LaSalle represented KBR in lease negotiations. Brookfield was represented in-house by Mr. Layne and Paul Frazier.

The Cullen Center complex consists of four office towers: the two mentioned above as well as Continental Centers I & II. These towers offer a unique combination of office space in one mixed-use complex. Amenities include a food court, the Crowne Plaza Cullen Center Hotel, full-service banking facilities, along with numerous other retail amenities and conference facilities. The complex is situated adjacent to the downtown YMCA and the Metropolitan Business and Sports Club. Abundant parking in four attached garages, convenient access to the freeway system, and numerous adjacent Metro stops add to the prominence of complex. Cullen Center is inter-connected by an overhead walkway and is accessible via the extensive downtown tunnel system.

Brookfield Properties owns, manages and operates 9.1 million square feet of commercial space in Houston.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com